 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

YRC Worldwide Inc.

(Name of Issuer) Common Stock
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

984249607
(CUSIP Number)

Barna Capital Group Ltd. Panagioti Symeou 2 Block C, Suite 4 Limassol, Cyprus, 3105 Attention: Egor Romanyuk Tel: (971) 58-545-4380
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.		Page 2 of 5
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Barna Capital Group Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1750000
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1750000
	10	SHARED DISPOSITIVE POWER

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1750000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%
14		TYPE OF REPORTING PERSON
OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to 1,750,000 shares of common stock, $.001 par value per share (the “Common Stock”), of YRC Wolrdwide Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 10990 ROE AVENUE OVERLAND PARK KS 66211

Item 2.	Identity and Background.

(a)          This Schedule 13D is filed by Barna Capital Group Ltd. who is referred to herein as the “Reporting Person.”

(b)          The Reporting Person’s business address is Panagioti Symeou 2, Block C, Suite 4, Limassol, Cyprus, 3105

(c)          Mr. Romanyuk is the Chairman of the Board and a director of Barna Capital Group Ltd..

(d)          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Egor Romanyuk is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

All shares owned by Egor Romanyuk and Barna Capital Group directly. Bought with own funds.

Item 4.	Purpose of Transaction.

The filer, being largest active investor in the company, intends to file form DEF 14A to require the shareholders to vote on certain changes that the filer will bring forward. The filer believes that certain changes to the board and upper/middle management of the company are necessary to finally provide a clear path to a brighter future for the company. The filer will nominate new board members for the company apart from the 2 members that are representing the Teamsters Workers Union.

The filer believes that current management / board of directors of the company cannot provide necessary operating guidance to the company to provide constant profitability. Shares of the company lost over 90% of their value in the last two years, the same time period the current management team has been engaged. Management/Board has failed to motivate employees, optimize operations and guide company to strong financial results. Although some changes are being made since the ratification of the contract with Teamtsers union. The filer does not suggest replacing the whole management team/board, but make necessary adjustments to the team.

On Friday, March 13th 2020, the company filed a release stating that revenue per hundredweight decreased mid-single digits. At the same time, most direct competitors have shown increases in revenue per hundredweight in the same period. While management is well aware of the financial situation and loan covenant of minimum $200 million LTM EBITDA, they have allowed softer pricing while volumes fell at the same time.

The company is a defendant in numerous class action and derivative cases since 2018. All of the actions are directly related to managements decisions or, adversely, the lack of. The filer believes that the companys history of promoting executives within the company has not proven to be the best course of action and believes that some team members from outside the company will show better results

Item 5.	Interest in Securities of the Issuer.

(a)          The Reporting Person may be deemed to be the beneficial owner of 1,750,000 shares of Common Stock. Such 1,750,000 shares represent approximately 5.2% of the outstanding shares of Common Stock.

(b)          The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,750,000 shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2020	Barna Capital Group Ltd.

	By:	/s/ Egor Romaniuk
Name: Egor Romaiuk
Title: Director